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Exhibit 12.1

ANDREW CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK
(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	As of or for the Year Ended September 30					As of or for the Six Months Ended March 31
	1999	2000	2001	2002	2003	2003	2004
Income from Continuing Operations Before Income Taxes	52,134	129,139	101,392	13,070	23,326	7,094	22,233
Minority Interest (Income) Expense	(88)	1,981	(2,422)	(316)	12	—	20
Loss from equity Investments	1,374	3,626	618	134	—	—	—
Fixed Charges	8,861	12,267	11,158	8,824	16,812	4,024	11,885

ADJUSTED EARNINGS	62,281	147,013	110,746	21,712	40,150	11,118	34,138
FIXED CHARGES
Interest Expense	5,329	8,862	7,413	5,079	5,675	1,966	7,842
Rent Expense (1)	3,532	3,405	3,745	3,745	4,678	2,058	3,609
Preferred Stock Dividend	—	—			6,459	—	434

FIXED CHARGES	8,861	12,267	11,158	8,824	16,812	4,024	11,885
RATIO OF EARNINGS TO FIXED CHARGES (2)	7.0	12.0	9.9	2.5	2.4	2.8	2.9

(1)
Rent included in this computation consist of one-third of rental expense which Andrew believes to be a conservative estimate of the interest component of rent expense.

(2)
Fiscal year 2002 includes a fourth quarter charge of $36 million for restructuring. Fiscal year 2003 includes a fourth quarter charge of $21.6 million for restructuring and integration.

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  Exhibit 12.1
ANDREW CORPORATION RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)